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                             February 22, 2021

       Jude Bricker
       Chief Executive Officer
       Sun Country Airlines Holdings, Inc.
       2005 Cargo Road
       Minneapolis, MN 55450

                                                        Re: Sun Country
Airlines Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 8,
2021
                                                            File No. 333-252858

       Dear Mr. Bricker:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 8, 2021

       Prospectus Summary
       Covid-19 Induced Downturn, page 3

   1. With regard to your calculation of the metrics labeled Adjusted Operating Income Margin, you indicate in
response to prior comment 4 that while    the itemized adjustments for each
                                                        airline vary based on
their respective reported results, the Company   s methodology was
                                                        consistent across all
of its competitors.    We also note from your response that you believe
                                                        your calculation of
these metrics    results in a more comparable metric across airlines that
                                                        is useful in
understanding how the Company performed during the COVID-19 induced downturn as compared to
its competitors.    Expand your disclosure to address the
                                                        following:
 Jude Bricker
FirstName LastNameJude    Bricker
Sun Country  Airlines Holdings, Inc.
Comapany22,
February  NameSun
             2021 Country Airlines Holdings, Inc.
February
Page 2 22, 2021 Page 2
FirstName LastName
                Why you believe it is appropriate to include full service carriers for comparison with your results, whether during the COVID-19 induced downturn or under normal industry conditions. In this regard, we note in the Overview section of the Prospectus
              Summary that your unique business model is compared and contrasted with low cost and ultra low-cost carriers;

                Whether there are explanations for the differences in your results compared to other
              airlines beyond your    diversified and flexible business model,
  including as it relates
              to scale and size of operations, such as routes, fares and services;

                Why you believe that the metric presented is useful in understanding your performance compared to other airlines during the COVID-19 induced downturn. For a more balanced discussion, highlight that for periods in 2020, this metric is not reflective of your normal operating results due to the adverse financial impacts of the
              COVID-19 pandemic and the extent to which comparison of this metric among airlines is or is not reflective of the results of a similar comparison during normal industry conditions; and that

                You calculated the metrics for each of the airlines shown based on publicly available information, along with a statement indicating that you believe the methodology you used was applied consistently.
         -
2. In addition to the above, we note your Adjusted Operating Income Margin is a non-GAAP measure and should be labeled as such. Expand the Non-GAAP Financial Measures section beginning on page 89 to include the disclosures required by
Item 10(e) of
         Regulation S-K. Further to this, the numerator in your calculation of Adjusted Operating
         Income is a non-GAAP measure and should be reconciled to the most directly comparable
         GAAP measure in accordance with Item 10(e)(i)(B) of Regulation S-K. Refer to footnote
         27 from the non-GAAP adopting release, which can be found at: https://www.sec.gov/rules/final/33-8176.htm#P154_25345.
Prospectus Summary
The Offering, page 13

3. We note your disclosure on page 59 that you plan to enter into a tax receivable agreement with your initial stockholders. Please revise your disclosure here to include a summary of the agreement.
Description of Capital Stock
Removal of Directors; Vacancies, page 161

4. Please revise this section to describe the terms of Section 5.06 of your second amended and restated certificate of incorporation with respect to the Amazon Holder.
 Jude Bricker
Sun Country Airlines Holdings, Inc.
February 22, 2021
Page 3


Corporate Opportunity , page 165

5. We note that Article XII of your second amended and restated certificate of incorporation relates to recognition of corporate opportunities and competitive opportunities. Please revise to disclose all material terms of such provisions in this section, and in your related risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Shannon
Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at
(202) 551-3584 with
any other questions.



                                                             Sincerely,
FirstName LastNameJude Bricker
                                                             Division of
Corporation Finance
Comapany NameSun Country Airlines Holdings, Inc.
                                                             Office of Energy &
Transportation
February 22, 2021 Page 3
cc:       Brian M. Janson, Esq.
FirstName LastName